MORLEX, INC.
c/o Resource Management Partners, Inc.
1690 Washington Avenue
Bohemia, NY 11716

July 18, 2006

Babette Cooper
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Morlex, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed June 18, 2006
File No. 0-30144

Dear Ms. Cooper:

This letter is in response to the comments contained in the Staff’s letter to Donald Barrick, dated July 17, 2006 (the “Comment Letter”) concerning the above-referenced current report (the “Current Report”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Current Report.

 Form 8-K Item 4.01

1. Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

We have made the requested change in the revised Form 8-K/A filed concurrently with this letter.

2. State whether during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

We have made the requested change in the revised Form 8-K/A filed concurrently with this letter.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16.1 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We have made the requested change in the revised Form 8-K/A filed concurrently with this letter.

In accordance with your letter dated July 17, 2006, Morlex, Inc. (the “Company”) acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to Jamie Bogart, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, /s/ Donald Barrick Morlex, Inc.